UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                                (Amendment No. 1)


                                   QSGI, Inc.
                                (Name of Issuer)


                                  Common Stock
                         (Title of Class of Securities)


                                    97380P100
                                 (CUSIP Number)

                                Eric Roper, Esq.
                             c/o Gersten Savage LLP
                    600 Lexington Avenue, New York, NY 10022
                                 (212) 752-9700
           (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)


                                December 19, 2007
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box. / /


The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP No.  97380P100


1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
          Circle T Partners, L.P.
          TAX ID #:     13-3869729

2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a)  [  ]
                                                                (b)  [  ]
3         SEC USE ONLY

4         SOURCE OF FUNDS

          WC

5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(D) OR 2(E)    [    ]

6         CITIZENSHIP OR PLACE OF ORGANIZATION

          United States, Incorporated in Delaware

Number of                             7          SOLE VOTING POWER
Shares Beneficially Owned
By Each Reporting Person With                    0

                                      8          SHARED VOTING POWER

                                                 0

                                      9          SOLE DISPOSITIVE POWER

                                                 0

                                      10         SHARED DISPOSITIVE POWER

                                                 0

11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           0

12         CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
           [      ]

13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           0

14         TYPE OF REPORTING PERSON

           PN (Limited Partnership)

CUSIP No.  97380P100


1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
          Circle T International, Ltd.
          TAX ID #:

2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a)  [ ]
                                                                (b)  [ ]

3         SEC USE ONLY

4         SOURCE OF FUNDS

          WC

5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(D) OR 2(E)    [    ]

6         CITIZENSHIP OR PLACE OF ORGANIZATION

          British Virgin Islands

Number of               7         SOLE VOTING POWER
Shares Beneficially
Owned                             0
By Each Reporting
Person With
                        8         SHARED VOTING POWER

                                  0

                        9         SOLE DISPOSITIVE POWER

                                  0

                        10        SHARED DISPOSITIVE POWER

                                  0

11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           0

12         CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
           [  ]

13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           0

14         TYPE OF REPORTING PERSON
           CO

CUSIP No.  97380P100

1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
          JAG Multi Investments LLC
          TAX ID #:     37-1508758

2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a)  [  ]
                                                                (b)  [  ]

3         SEC USE ONLY

4         SOURCE OF FUNDS

          WC

5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(D) OR 2(E)    [    ]

6         CITIZENSHIP OR PLACE OF ORGANIZATION

          United States, Incorporated in Delaware

Number of               7         SOLE VOTING POWER
Shares Beneficially
Owned                             0
By Each Reporting
Person With
                        8         SHARED VOTING POWER

                                  0

                        9         SOLE DISPOSITIVE POWER

                                  0

                        10        SHARED DISPOSITIVE POWER

                                  0

11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           0

12         CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
           [  ]

13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           0

14         TYPE OF REPORTING PERSON
           OO (Limited Liability Company)

CUSIP No.  97380P100


1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
          Goren Cousins I LLC
          TAX ID #:     02-0774002

2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a)  [  ]
                                                                (b)  [  ]

3         SEC USE ONLY

4         SOURCE OF FUNDS

          WC

5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(D) OR 2(E)    [  ]

6         CITIZENSHIP OR PLACE OF ORGANIZATION

          United States, Incorporated in New York

Number of               7         SOLE VOTING POWER
Shares Beneficially
Owned                             0
By Each Reporting
Person With
                        8         SHARED VOTING POWER

                                  0

                        9         SOLE DISPOSITIVE POWER

                                  0

                        10        SHARED DISPOSITIVE POWER

                                  0

11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           0

12         CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
           [  ]

13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           0

14         TYPE OF REPORTING PERSON
           OO (Limited Liability Company)

CUSIP No.  97380P100


1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
          Circle T2 LP
          TAX ID #:     13-4053435

2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a)  [  ]
                                                                (b)  [  ]

3         SEC USE ONLY

4         SOURCE OF FUNDS

          WC

5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(D) OR 2(E)    [    ]

6         CITIZENSHIP OR PLACE OF ORGANIZATION

          United States, Incorporated in Delaware

Number of               7         SOLE VOTING POWER
Shares Beneficially
Owned                             0
By Each Reporting
Person With
                        8         SHARED VOTING POWER

                                  0

                        9         SOLE DISPOSITIVE POWER

                                  0

                        10        SHARED DISPOSITIVE POWER

                                  0

11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           0

12         CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
           [  ]

13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           0

14         TYPE OF REPORTING PERSON
           PN (Limited Partnership)

                                 AMENDMENT NO. 1
                                       TO
                                  SCHEDULE 13D

     This Amendment No. 1 (the "Amendment") amends certain of the information contained in the Statement on Schedule 13D which was filed on June 29, 2007 (the "Statement"), filed by Circle T Partners, L.P. ("Circle T"), Circle T International, Ltd. ("Circle T Ltd."), JAG Multi Investments LLC ("JAG"), Goren Cousins I LLC ("Goren Cousins") and Circle T2 LP ("Circle T2") (collectively, the "Filers") with respect to the Filers' beneficial ownership of shares of common stock, $0.01 par value per share, of QSGI, Inc., a Delaware corporation (the "Issuer"), with its principal executive offices at 70 Lake Drive, Highstown, NJ 08520. Certain information in the Statement which has not changed since the filing of such Statement is not restated herein. Capitalized terms used but not defined herein have the meanings given to them in the Statement.

Item 4.  Purpose of Transaction.

     On December 19, 2007, the Filers sold all 2,930,478 shares of the Issuer's common stock they jointly owned, at a price of $0.20 per share, for a total sales price of $586,095.60.

Item 5.  Interest in Securities of the Issuer.

     (a) and (b). As of the date of the event which required the filing of this Amendment, December 19, 2007, Circle T, Circle T Ltd., JAG, Goren Cousins and Circle T2 no longer beneficially own any shares of the Issuer's common stock.

     (c) Except as disclosed in this Amendment, none of the Filers have effected any transactions in shares of the Issuer's common stock during the past sixty days.

     (e) As a result of the transactions referred to above in Item 4, the Filers have ceased to be reporting persons as of December 19, 2007.


Item 7.     Material to be Filed as Exhibits.

Exhibit A      Identification of Filers

Exhibit B      Joint Filing Agreement dated December 27, 2007 between Circle T,
               Circle T Ltd., JAG, Goren Cousins and Circle T2.

                                   SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated this 27th day of December, 2007.

                   CIRCLE T PARTNERS, L.P.

                   By:   /s/ John Severson
                         John Severson, President of Tobias Bros. Inc., the Investment Advisor


                   CIRCLE T INTERNATIONAL, LTD.

                   By:   /s/ John Severson
                         John Severson, President of Tobias Capital Inc., the General Partner of Tobias Capital L.P., the Investment Manager


                   JAG MULTI INVESTMENTS LLC

                   By:   /s/ John Severson
                         John Severson, President of Tobias Bros. Inc., the Investment Manager


                   GOREN COUSINS I LLC

                   By:   /s/ John Severson
                         John Severson, President of Tobias Bros. Inc., the Investment Manager


                   CIRCLE T2 LP

                   By:   /s/ Sam Tobias
                         Sam Tobias, Managing Member of Circle T2
                         Management, LLC, the General Partner




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